April 14, 2025

Samuel K. Goldstein, Esq.
Lincoln Financial Group
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087-5221
Email: Sam.Goldstein@lfg.com

Re: Lincoln Royalties Income Fund, LP, File Nos. 333-285895, 811-24065

Dear Mr. Goldstein:

We have reviewed the registration statement for the Lincoln Royalties Income Fund filed on Form N-2 with the Securities and Exchange Commission on March 19, 2025, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

General

1. The filing is materially incomplete at this time. Please provide the staff with all missing information and disclosure for review as soon as practicable including, without limitation, the completed fee table, hypothetical expense examples, effects of leverage disclosure, references to the auditor, auditor consent, and financial statements.

Cover Page

2. Disclosure on the cover page states: "To provide shareholders with limited liquidity, the Fund conducts repurchases of Shares in each quarter." Please revise this sentence to clarify that the Fund "may conduct repurchases of Shares." The staff notes that disclosure in the same paragraph states, "The Board has complete discretion to determine whether the Fund will engage in any share repurchase."

3. Disclosure on the cover page states, "There is no assurance that quarterly distributions paid by the Fund will be maintained at the targeted level or that distributions will be paid at all." Please clarify what is meant by "targeted level" or delete the reference. The prospectus does not appear to include any disclosure regarding a specific "targeted level" of distributions.

4. Disclosure on the cover page states: "The Adviser and the Fund rely on exemptive relief to, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early redemption fee and schedule for waivers of such fee; and (iii) impose class specific annual asset-based distribution fees on the assets of various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class." Please provide the staff with the status of this exemptive relief.

Summary of Terms

5. Under the heading "Investment Opportunities and Strategies", the disclosure on p. 1 explains that the Fund "seeks to achieve its investment objective by primarily investing in a portfolio of direct investments in royalties, Royalties Funds, and other income-oriented investments such as BSLs, listed royalties and credit instruments…backed by royalties." Please disclose the types of royalties in which the fund will invest (*e.g.*, music, TV, books, sports, brands, patents, franchises).

6. Under the heading "Investment Opportunities and Strategies", the disclosure on pp. 1-2 describes Royalty Funds and royalty investments in securities issued by special purpose vehicles ("SPVs"). Please describe the structure of these Royalty Funds and SPVs, clarifying the extent to which they are private funds or entities relying on the exclusions under Sections 3(c)(1) and 3 (c)(7) and if the fund will invest more than 15% of its assets in these funds and SPVs. In your response, please confirm if the Fund intends to consolidate such SPVs, if they are controlled by the Fund.

7. Under the heading "Investment Management Fee and Incentive Fee" on p. 3, there is a section discussing the incentive fee and how it is calculated. Please supplementally explain to the staff how the Fund accounts for estimated and actual "trued up" return on capital (if distributions from natural resource related royalties are affected by depletion allowances) in the calculation of the incentive fee.

8. Under the heading "Repurchases of Shares" on p. 8, please bold the following disclosure in the third paragraph: "The Fund has no obligation to repurchase Shares at any time" and "There can be no assurance that the Board of Trustees will approve the Adviser's recommendation that the Fund repurchase shares."

Summary of Fees and Expenses

9. Given the nature of the Fund's underlying investments, please include a footnote to the Acquired Fund Fees and Expenses ("AFFE") line of the fee table that:

   (1) discloses the typical Incentive Allocation or such other fee (expressed as a percentage) to be paid to the investment advisers of the Acquired Funds (or an affiliate);

(2) discloses that Acquired Funds' fees and expenses are based on historic fees and expenses; and

(3) states that future Acquired Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

See Instruction 10.g to Item 3 of Form N-2.

10. Please confirm that the fees of SPVs, which are entities relying of section 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940, are captured in the AFFE line of the fee table.

11. Please confirm that wholly-owned subsidiaries' investment management fees and expenses are included in their respective categories in the fee table.

12. Please clarify any assumptions in relation to the treatment of the incentive fees in the expense example on p. 13.

Investment Objective, Opportunities and Strategies

13. Under the sub-heading "Investment Opportunities and Strategies" beginning on p. 17, please disclose the industries in which the fund expects to be invested or exposed to through such royalties. The principal risks address the entertainment industry (music, film, tv, and sports), pharmaceutical/healthcare industry, branded goods, extractive industries (sub-surface and natural resources), and carbon credit industry. If this list is not exhaustive, disclosure stating that should also be included. This is important and material information regarding the Fund's strategies that a prospective investor should know.

14. Under the sub-heading "Investment Opportunities and Strategies", the disclosure on p. 17 states that the Fund will invest in a mix of royalty investments, including 0-70% in Royalties Funds. This disclosure implies that the Fund may invest more than 15% of its net assets in Royalties Funds that may rely on sections 3(c)(1) or 3(c)(7). Please note that registered closed-end funds that invest more than 15% of their net assets in such as 3(c)(1) or 3(c)(7) funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to the staff why it is or would be appropriate for the fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

15. Under the sub-heading "Investment Opportunities and Strategies", the prospectus includes disclosure on p. 17 regarding "Royalties Primary Investments and Secondary Investments", which states: "Secondaries have the benefit that they may exhibit little or none of the J-curve characteristics associated with primary investments." Please include a brief explanation of what this sentence means in plain English.

16. Under the sub-heading “Investment Opportunities and Strategies” on pp. 17-18, the disclosure states that the Fund will invest in royalties debt investments and other types of loans. Please clarify here the quality of the debt instruments in which the fund may invest, including that the fund may invest in securities that are rated below investment grade.

17. Under the sub-heading “Investment Opportunities and Strategies” on pp. 17-18, the disclosure states that the fund may invest in derivatives. Please supplementally explain to the staff how the Fund anticipates being able to invest in derivatives instruments while remaining in compliance with the VaR test under Rule 18f-4. In addition, please identify to the staff the designated reference index it intends to use. If the Fund is relying on the absolute VaR test (rare), the fund should explain how it determined that it could not find an appropriate designated reference portfolio.

Types of Investments and Related Risks

18. The staff notes that the Fund intends to use derivatives, as disclosed in the principal investment strategies section of the prospectus and elsewhere throughout the filing. Please include appropriate risk disclosures regarding the use of derivatives.

19. Under the sub-heading “Risks Related to Investment Strategies, Fund Investments, and the Fund’s Investment Program”, the Fund has included a section entitled “Carbon Credit Industry Risks” on pp. 28-29. Please provide greater clarity as to how the carbon credit industry relates to royalties. Also, to the extent investments in carbon credits and any related royalties are a principal investment of the Fund, please include such investments in response to Comment 5 above.

Management of the Fund

20. In the section entitled “Portfolio Managers” beginning on p. 41, Form N-2 requires the Fund to disclose, among other things, the length of service of each portfolio manager employed by or associated with the Registrant or an investment adviser or sub-adviser of the Registrant, as well as their business experience during the past 5 years. The staff notes that while this information is included for some of the portfolio managers, it is missing for others. Please revise this section to clearly disclose each portfolio manager’s length of service with Partners Group and their business experience during the past 5 years. *See* Item 9.1.c of Form N-2.

Investment Management Fee and Incentive Fee

21. Under the sub-heading “Incentive Fee” on p. 46, the disclosure states “Fund pre-incentive fee net investment income does not include any component of capital gains or capital appreciation.” Please revise this sentence in plain English.

Repurchases of Shares

22. Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the disclosure under the section entitled "Repurchases of Shares" beginning on p. 52 to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Purchase of Shares

23. Under the sub-heading "Purchase Price" on p. 59, the disclosure refers to the "Fund's daily NAV." Please revise this disclosure to make clear that the Fund's NAV is calculated monthly. References to the "Fund's daily NAV" may be confusing to investors absent clarification.

24. Under the sub-heading "Class A Shares", the disclosure on p. 60 states that investors may be able to buy Class A Shares without a sales load when "purchasing Shares through a Financial Intermediary that has a special arrangement with the Fund." Please disclose the intermediary-specific sales load variations in the prospectus.

Tax Aspects

25. Under the sub-heading "Taxation of U.S. Shareholders", the disclosure on p. 67 states that "the Fund may invest in certain royalty investments through taxable corporations." Please clarify if the taxable corporations referenced are primarily controlled by the Fund and/or are wholly-owned subsidiaries. In addition, as applicable, please address the following for subsidiaries:

    a. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with a subsidiary.

    b. Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with a subsidiary so that the Fund treats a subsidiary's debt as its own for purposes of Section 18.

c. Disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and a subsidiary's investment advisory agreements may be combined.

d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

e. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and a subsidiary.

f. Explain in correspondence whether the financial statements of a subsidiary will be consolidated with those of the Fund. If not, please explain why not.

g. Confirm in correspondence that a subsidiary and its board of directors will agree to inspection by the staff of a subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder-we may have further comments.

Statement of Additional Information ("SAI")

Fundamental Policies

26. The Fund indicates on p. B-11 that it has adopted a "Real Estate Fundamental Policy" that permits it to "invest directly or indirectly in real estate or interests in real estate, securities that are secured or represent interest in real estate . . . mortgage-related securities, investment funds that invest in real estate, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs)." The staff notes that real estate related investments are not mentioned in the prospectus. Please supplementally explain to the staff how these real estate investments relate to the Fund's investment strategy and if necessary, add relevant disclosure regarding such investments to the prospectus.

Financial Statements

27. The staff notes a placeholder in the SAI for the inclusion of financial statements. Please confirm that these will be audited, include a Schedule of Investments, be prepared in

accordance with Regulation S-X Section 12-12 through 12-14 and be accompanied by a consent from the Fund's independent registered public accountant.

Closing

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Please advise us of any exemptive applications or no-action requests you have submitted or expect to submit in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6405.

Sincerely,

/s/ Samantha A. Brutlag
Samantha A. Brutlag
Senior Counsel
Disclosure Review Office

cc: Michael J. Spratt, Assistant Director
Michael Kosoff, Senior Special Counsel